Filed by Identix Incoporated Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 01-09641

FOR IMMEDIATE RELEASE
CONTACTS:
Doni Fordyce
L-1 Investment Partners
203-504-1109
dfordyce@l-1ip.com
Damon Wright
Identix, Inc.
952-979-8485
damon.wright@identix.com
Securities and Exchange Commission Declares Form S-4 Registration/Proxy Statement Effective for the Proposed Merger Between Viisage and Identix
Merger Expected to Close Next Month; Final Shareholder Vote Set for August 29
BILLERICA, Mass. and MINNETONKA, Minn., July 27, 2006 — Viisage Technology, Inc. (NASDAQ: VISG) and Identix Incorporated (NASDAQ: IDNX) announced today that the Securities and Exchange Commission has declared effective the Form S-4 Registration Statement containing the joint proxy statement/prospectus relating to their proposed merger. Stockholders of record for each company as of June 30, 2006 will be mailed the joint proxy statement/prospectus commencing on Tuesday, August 1, 2006 and are entitled to vote at their respective company stockholder meetings on August 29, 2006. The merger is expected to close on August 29, 2006, subject to customary closing conditions, including requisite approvals by the stockholders of both companies.
“With the effectiveness of the S-4, we are one step closer to creating the industry’s most powerful and effective identity solutions entity in the market and we are eager to begin the next phase of our company’s evolution,” said Bob LaPenta, Chairman of the Board of Viisage and Founder and CEO of L-1 Investment Partners. “Together with the series of recent completed and pending acquisitions, most notably in the iris recognition space with SecuriMetrics and Iridian Technologies, our company is ideally positioned as the premier provider of multi-modal biometric solutions. Steady improvements in cost and performance of biometric solutions have propelled the market forward, with fingerprinting, face recognition and iris scanning being rapidly adopted over traditional security approaches by government entities, law enforcement, IT security, immigration, healthcare and financial services.”
The stockholder meetings for both Viisage and Identix are scheduled on August 29, 2006. The Viisage stockholders meeting will be held at 11:00 am EST at the Hyatt Regency Hotel, located at 1800 East Putnam Avenue in Old Greenwich, CT. The Identix stockholders meeting will be held at 10:00 am CST at the Sheraton Bloomington Hotel, Minneapolis South, 7800 Normandale Boulevard, Minneapolis, MN. The parties expect to close the proposed merger transaction soon after the special stockholder meetings and receipt of the requisite stockholder approvals.
About Viisage Technology, Inc.
Viisage delivers advanced technology identity solutions for governments, law enforcement agencies and businesses concerned with enhancing security, reducing identity theft, and protecting personal privacy. Viisage solutions include secure credentials such as passports and drivers’ licenses, biometric technologies for uniquely linking individuals to those credentials, and credential authentication technologies to ensure the documents are valid before individuals are allowed to cross borders, gain access to finances, or be granted other privileges. With more than 3,000 installations worldwide, Viisage’s identity solutions stand out as a result of the company’s industry-leading technology and unique understanding of customer needs. Viisage’s product suite includes IdentityTOOLS™ SDK, Viisage PROOF™, FaceEXPLORER(R), iA-thenticate(R), ID-GUARD(R), BorderGuard(R), PIER™, HIIDE™, AutoTest™, FacePASS™ and FaceFINDER(R).
About Identix Incorporated
Identix Incorporated (Nasdaq:IDNX) is the world’s leading multi-biometric technology company. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs. The Company’s offerings include live scan systems and services for biometric data capture, mobile systems for on-the-spot ID, and backend standards-based modules and software components for biometric matching and data mining. Identix products are used to conduct background checks, speed travel and commerce via secure identification documents, prevent identity fraud in large-scale government and civil ID programs, and control access to secure areas and networks. With a global network of partners, such as leading system integrators, defense prime contractors and OEMs, Identix serves a broad range of markets including government, law enforcement, gaming, finance, travel, transportation, corporate enterprise and healthcare. More information on Identix can be accessed via the Company web site at http://www.identix.com.
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Forward Looking Statements
This news release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this document and those made from time to time by Viisage through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current views with respect to the future events or financial performance discussed in this release, based on management’s beliefs and assumptions and information currently available. When used, the words “believe”, “anticipate”, “estimate”, “project”, “should”, “expect”, “plan”, “assume” and similar expressions that do not relate solely to historical matters identify forward-looking statements. Forward-looking statements concerning future plans or results are necessarily only estimates and actual results could differ materially from expectations. Certain factors that could cause or contribute to such differences include, among other things, the size and timing of contract awards, performance on contracts, performance of acquired companies, availability and cost of key components, unanticipated results from audits of the financial results of the Company and acquired companies, changing interpretations of generally accepted accounting principles, outcomes of government reviews, developments with respect to litigation to which we are a party, potential fluctuations in quarterly results, dependence on large contracts and a limited number of customers, lengthy sales and implementation cycles, market acceptance of new or enhanced products and services, proprietary technology and changing competitive conditions, system performance, management of growth, dependence on key personnel, ability to obtain project financing, general economic and political conditions and other factors affecting spending by customers, and the unpredictable nature of working with government agencies. In addition, such risks and uncertainties include, among others, the following risks: that requisite Iridian shareholder approval will not be obtained, or that the pending Iridian acquisition will not close or otherwise be delayed, that the merger with Identix will not close, that shareholder approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Viisage’s and Identix’ Securities and Exchange Commission filings, including the Registration Statement on Form S-4 filed with the SEC in connection with the transaction, Viisage’s Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Viisage expressly disclaims any obligation to update any forward-looking statements.
Additional Information and Where to Find It
Investors and security holders of both Viisage and Identix are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below because it will contain important information. Viisage and Identix expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders on or about August 1, 2006. This joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger is included in the registration statement and joint proxy statement/prospectus filed with the SEC.